Exhibit 1

Perion Announces the Expansion of Growmobile’s Mobile Marketing Solution

TEL AVIV, Israel & SAN FRANCISCO – July 16, 2015 – Growmobile, Perion's mobile marketing division, announced today the beta launch of its new engagement capabilities under a rebranded look that reflects the division’s unified offering.

The new engagement offering will allow mobile marketers, specifically mobile CRM managers, to increase conversions and customer spend while reducing churn, using a single, streamlined platform. Marketers will be able to easily create and launch campaigns that are better tailored to each of their respective business objectives. Additionally, the platform will provide information on targeting the right segments and choosing which incentives and channels to use at the right times.

The engagement capabilities add to Growmobile’s innovative mobile user acquisition and social advertising platform which allows app developers and marketers to advertise across the best-performing traffic sources, including Facebook and Twitter, from one centralized interface.

“Because churn can be as big a challenge as acquiring users, we made it a priority to ensure that our clients have the ability to acquire as well as retain their users,” said Shai Gottesdiener, General Manager of Growmobile. “Now, in addition to enabling our clients to advertise on all major traffic sources, we will provide them with the tools to keep the users they’ve invested time and money to acquire.”

The expanded offering is accompanied by the introduction of Growmobile’s new look, meant to reflect the fusion of all its solutions under one roof, and highlighting its promise to provide developers and marketers with the industry’s most comprehensive mobile marketing solution. Gottesdiener reinforced the connection between Growmobile’s expanded offering and its rebranding, “Growmobile’s new identity is an expression of our unified capabilities. It communicates our mission to simplify and organize mobile marketing for app developers by bringing together all the tools they need in one powerful platform.”

In November 2014, Growmobile introduced the industry’s first self-serve, cross-network mobile advertising platform. Earlier this year, Growmobile's offering was extended to include social media advertising capabilities through the acquisition of Paris-based MakeMeReach.

To learn more, visit Growmobile’s new website at www.growmobile.com.

About Perion Network Ltd.
Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter (by MMR) and Google, and  increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork and Growmobile at @growmobile.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Media Contact Information
Matthew Krieger
GKPR for Perion
+972-54-467-6950
matthew@gkpr.com

Source: Perion Network Ltd.